dsmith@gibsondunn.com
January 16, 2008

(415) 393-8390	C 19864-00002

(415) 374-8450
VIA FEDERAL EXPRESS AND EDGAR
Mr. H. Christopher Owings
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	California Water Service Group’s
Form 10-K for the fiscal year ended December 31, 2006
Forms 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007
Definitive Schedule 14A filed March 14, 2007
File No. 001-13883
Dear Mr. Owings:
     On behalf of California Water Service Group (the “Company”), we are responding to your letter dated December 19, 2007, as supplemented by the letter dated December 20, 2007, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2006, the Forms 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007 and the Definitive Schedule 14A filed March 14, 2007 (together, the “Filings”). The responses were prepared by the Company with our assistance.
     For ease of reference, the numbered paragraphs below correspond to the numbered comments in each of your letters, with your comments presented in bold followed by the related responses.

United States Securities and Exchange Commission
January 16, 2008

LETTER DATED DECEMBER 19, 2007
Form 10-K for the Fiscal Year Ended December 31, 2006

Item 9a. Controls and Procedures, page 73
1.	The third paragraph on page 73 states that your CEO and CFO concluded that your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in your Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified by the SEC, and that material information related to you and your subsidiaries is made known to management, including the CEO and CFO, particularly during the period when your periodic reports are being prepared. Please revise future filings to follow the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e). Your reference to disclosure controls and procedures on page 73 tracks some of the language from the certification of Item 601(b)(31) of Regulation S-K.

The Company will revise its future filings to follow the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e), as requested in Comment No. 1. In future filings, the Company’s description of its disclosure controls and procedures will be substantially as follows:

“We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Security and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for timely decisions regarding required disclosure.

In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Accordingly, our disclosure controls and procedures have been designed to provide reasonable assurance of achieving their objectives.

United States Securities and Exchange Commission
January 16, 2008

Our management, with the participation of our CEO and our CFO, evaluated the effectiveness of our disclosure controls and procedures as of [___], 200[_]. Based on that evaluation, we concluded that our disclosure controls and procedures were effective at the reasonable assurance level.”

2.	We also note the paragraph titled “Inherent Limitations on Effectiveness of Controls” on page 74. Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective and that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove references to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

As described in the response to Comment No. 1, the Company will revise its future filings to include the information requested in Comment No. 2.
Item 15. Exhibits, Financial Statement Schedules
3.	We note that Exhibit 32 refers to “this Quarterly Report on Form 10-Q.” Please refile with a corrected Exhibit 32.

Attached to this letter is a revised executed Exhibit 32 to the Form 10-K for the fiscal year ended December 31, 2006 submitted as a supplement to the SEC. The Company will reflect the correct exhibit titles in future filings as requested in Comment No. 3.

The Company respectfully requests that it be allowed to correct the revised exhibit to the Form 10-K by way of this supplement and to correct on the Form 10-K to be filed by the end of February, 2008. The Company would prefer not to file an amendment to its Form 10-K for the fiscal year ended December 31, 2006 to correct this typographical error since the amendment could have the effect of leading investors to believe that the amendment was filed to correct a material disclosure error. The Company believes that the supplemental submission serves to provide the SEC with the written certification of the Company’s executive officers required by Exchange Act Rule 13a-14 without creating a risk of confusion for investors.

United States Securities and Exchange Commission
January 16, 2008

Forms 10-Q for the Quarters Ended March 31, 2007 June 30, 2007 and September 30, 2007
4.	We note references to your disclosure controls and procedures “functioning effectively to provide reasonable assurance that the information required to be disclosed in periodic SEC filings is reported within the time periods specified by SEC rules and regulations.” Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective and that your disclosure controls and procedures are effective at that reasonable assurance level. See comment two above.

As described in the response to Comment No. 1, the Company will revise its future filings to include the information requested in Comment No. 4.
Definitive Schedule 14A filed March 14, 2007

Compensation Discussion and Analysis, page 14
5.	You disclose on page 14 of your proxy statement that the Committee reviewed Watson Wyatt and Saje Consulting Group surveys in connection with executive compensation. In future filings, please revise to provide the full disclosure required by Item 407(e)(3)(iii) of Regulation S-K. To this extent, we note your disclosure lacks discussion of the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagements.

The Company will revise future filings to include the information requested in this Comment No. 5 to the extent that the compensation consulting firms that prepared the relevant survey data were retained by the Company and received any instructions or directions as described in Item 407(e)(3)(iii) of Regulation S-K.

6.	We note the six elements of compensation beginning on page 15 and the statement that the Committee has set target compensation for base salaries and long-term compensation independently. It is not clear if and how decisions regarding each element factored into decisions regarding the other elements. See Item 402(b)(1)(vi). Please revise future filings as appropriate. For example, please identify and explain the different aspects of the “survey data and other factors” that the Chairman and Committee take into account when deciding the different elements of compensation.

The Company will prepare future disclosure under Item 402(b) of Regulation S-K, taking into consideration this Comment No. 6 to the extent relevant and

United States Securities and Exchange Commission
January 16, 2008

material to the Committee’s decision-making regarding compensation of the Company’s named executive officers.

7.	It is unclear how the Committee came to the conclusions that it did regarding base salary for the different named executive officers, as described in footnotes 5, 6, 9, 10, and 11 of the Summary Compensation Table. Similarly, it is unclear how the Committee determined the varying amounts of compensation granted to (i) individuals, as in footnote 1 on page 19, and (ii) all named executive officers, as in footnote 4 on page 20. Note that the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please expand your disclosure in future filings to explain the differences in the types and amounts of compensation awarded to the named executive officers. Please refer to Item 402(b)(2)(vii) of Regulation S-K and Section II.B.1. of Commission Release No. 33-8732A.

The Company will prepare future disclosure under Item 402(b) of Regulation S-K, taking into consideration this Comment No. 7 to the extent relevant and material to the Committee’s decision-making regarding compensation of the Company’s named executive officers.
Grants of Plan-Based Awards, page 19
8.	It is not clear why you have not provided disclosure under columns (d) through (i) of the table. We refer you to paragraphs (d)(2)(iii) and (iv) of Item 402 of Regulation S-K. Please advise us in this regard, with a view to disclosure.

The Company had no compensation that required disclosure under columns (d) through (i) of the table of grants of plan-based awards during the period covered by the Definitive Schedule 14A filed March 14, 2007. In the event the Company does have compensation in future periods that is required to be disclosed under those columns, the Company will provide the appropriate disclosure in accordance with paragraphs (d)(2)(iii) and (iv) of Item 402 of Regulation S-K as requested in this Comment No. 8.

United States Securities and Exchange Commission
January 16, 2008

LETTER DATED DECEMBER 20, 2007
Form 10-K for Fiscal Year Ended December 31, 2006

Notes to Consolidated Financial Statements, page 52
1.	Reference is made to your disclosure on page 19 that your subsidiaries are required to maintain a capital structure determined to be reasonable by the relevant commissions. To the extent applicable, please describe the nature of any restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances, and disclose separately the amounts of restricted net assets for these subsidiaries as of the end of fiscal 2006. Refer to Rule 4-08(e)(3) of Regulation S-X and tell us your consideration as to whether Schedule I is required pursuant to Rules 5-04 and 12-04 of Regulation S-X.

There are no contractual or regulatory restrictions on the ability of the Company’s subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advances. The reasonableness of the Company’s capital structure is one of the factors considered by state and local regulatory agencies in their ratemaking determinations. However, this consideration does not restrict transfers between the Company and its subsidiaries.

In future filings the Company will state, “The reasonableness of the Company’s capital structure is one of the factors considered by state and local regulatory agencies in their ratemaking determinations.”

Since there are no contractual or regulatory restrictions on the ability of subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advances, the Company concludes that it is not required to file Schedule I pursuant to Rules 5-04 and 12-04 of Regulation S-X.
* * *

United States Securities and Exchange Commission
January 16, 2008

     As you requested, this letter also constitutes a statement by the Company acknowledging that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     I believe the foregoing is responsive to your comments. If you should have any questions or further comments, please do not hesitate to call me at (415) 393-8390 or Matthew McCardell at (415) 393-8244.

Sincerely, /s/ Douglas D. Smith Douglas D. Smith

DDS/mkm
cc:	Martin A. Kropelnicki

Exhibit 32
CERTIFICATION
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned certifies that this Annual Report on Form 10-K for the period ended December 31, 2006, fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of California Water Service Group.

Date: March 14 , 2007	By:	/s/ PETER C. NELSON
PETER C. NELSON
Chief Executive Officer California Water Service Group

Date: March 14 , 2007	By:	/s/ MARTIN A. KROPELNICKI
MARTIN A. KROPELNICKI
Chief Financial Officer California Water Service Group